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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~34337~~ 42293

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNIN July 1, 2011 (MM/DD/YY) AND ENDING June 30, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ALAMO CAPITAL**

OFFICIAL USE ONLY
16659
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 N. CIVIC DRIVE
(No. and Street)

WALNUT CREEK (City) CA (State) 94596 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NANCY MULLALLY (925) 472-5740
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROPPER ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

2977 YGNACIO VALLEY ROAD, #460 (Address) WALNUT CREEK (City) CA (State) 94598 (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NANCY MULLALLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALAMO CAPITAL, as of JUNE 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

Chief Executive Officer

Title


KENNY JOO
Commission # 1830098
Notary Public - California
Alameda County
My Comm. Expires Jan 10, 2013

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss)
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (SEE SEPARATE REPORT)
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

ALAMO CAPITAL

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA (WITH AUDITORS' REPORT THEREON)

YEAR ENDED JUNE 30, 2012

professional. personalized. service.

TO THE COMMISSIONER OF CORPORATION OF
THE STATE OF CALIFORNIA
AND
FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) and 350.535(b)

(Executed Within the State of California)

I, Nancy A. Mullally, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the license (broker or dealer) nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 28th day of August, 2012
at Walnut Creek, California.



Nancy A. Mullally
Chief Executive Officer
Alamo Capital

TABLE OF CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Alamo Capital
Walnut Creek, California

We have audited the accompanying statement of financial condition of Alamo Capital as of June 30, 2012 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alamo Capital as of June 30, 2012 and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, CA
August 27, 2012

ALAMO CAPITAL
Statement of Financial Condition
June 30, 2012

ASSETS

ASSETS:	
Cash and equivalents	$ 68,142
Accounts receivable:	
Cash held by clearing broker-dealer	1,435,866
Broker - dealer balances receivable	135,826
Receivables from non-customers	22,234
Income taxes recoverable, net	88,808
Total accounts receivable	1,682,734
Firm trading securities (all debt securities), at fair value	5,668,679
Accrued interest on firm trading securities	60,496
Prepaid expenses and deposits	30,580
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $105,916	93,575
TOTAL ASSETS	$ 7,604,206

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 254,078
Due to clearing broker - dealer - firm trading	5,668,679
Liabilities subordinated to claims of general creditors	445,000
Total liabilities	6,367,757
STOCKHOLDERS' EQUITY:	
Common stock of no par value, authorized 1,000,000 shares, issued and outstanding 558,933 1/3	67,061
Preferred stock, various series, cumulative non-voting	150,000
Additional paid-in capital	9,939
Retained earnings	1,009,449
Total stockholders' equity	1,236,449
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 7,604,206

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL
Statement of Operations
Year Ended June 30, 2012

REVENUES:	
Trading revenue	$5,102,641
Commissions	901,560
Other	652,523
Total revenues	6,656,724
EXPENSES:	
Human resource expenses -	
Compensation	3,561,370
Contract labor	72,346
Payroll taxes	237,429
Benefits and other	105,669
	3,976,814
Occupancy expenses -	
Rent	344,727
Telephone	25,684
Office and other	62,576
	432,987
Systems and equipment expenses -	
Equipment rental and information systems	863,027
Depreciation and amortization	32,043
Other	38,273
	933,343
Marketing and sales expenses -	
Advertising and promotion	397,472
Other	87,275
	484,747
Other expenses -	
Interest	311,482
Clearing charges	470,253
Other	201,226
	982,961
Total expenses	6,810,852
INCOME (LOSS) BEFORE INCOME TAXES	(154,128)
INCOME TAXES:	
Franchise tax provision	800
Federal income tax - loss carryback	(100,647)
Deferred income taxes - reduction	(16,504)
Total income tax expense (credit)	(116,351)
NET INCOME (LOSS)	$ (37,777)

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2012

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total
	# Shares	Amount	# Shares	Amount			
BALANCE AT JUNE 30, 2011	558,933	$ 67,061	200	$ 200,000	$ 9,939	$ 1,057,226	$ 1,334,226
Net loss for the year	-	-	-	-	-	(37,777)	(37,777)
Buy-back of preferred stock	-	-	(50)	(50,000)	-	-	(50,000)
Dividends on cumulative non-voting preferred stock	-	-	-	-	-	(10,000)	(10,000)
BALANCE AT JUNE 30, 2012	558,933	$ 67,061	150	$ 150,000	$ 9,939	$ 1,009,449	$ 1,236,449

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

June 30, 2012

BALANCE AT JUNE 30, 2011	$ 445,000
No change for the year	-
BALANCE AT JUNE 30, 2012	$ 445,000

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL
Statement of Cash Flows
Year Ended June 30, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (37,777)
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation and amortization	32,043
(Increase) decrease in operating accounts:	
Accounts receivable	276,046
Firm trading securities, net of investments held for sale	3,903,944
Accrued interest on firm trading securities	54,690
Deposits and prepaid expenses	11,959
Accounts payable and accrued expenses	(200,780)
Amount due to clearing broker	(3,904,740)
Net cash provided by operating activities	135,385
CASH FLOWS FROM INVESTING ACTIVITIES -	
Purchases of furniture and equipment	(11,300)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Buy-back of preferred stock	(50,000)
Dividends paid on preferred stock	(10,000)
Net cash used in financing activities	(60,000)
NET INCREASE IN CASH	64,085
CASH, BEGINNING OF YEAR	4,057
CASH, END OF YEAR	$ 68,142

Supplementary cash flow information

Income tax refunds received	$ (90,355)
Interest paid	$ 368,005

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL
Notes to Financial Statements
Year Ended June 30, 2012

1. GENERAL AND SIGNIFICANT ACCOUNTING POLICIES

The Company
Alamo Capital (the "Company") was incorporated August 28, 1987 and began business as a broker-dealer on June 7, 1990. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934 and transacts trades in stocks and bonds through brokers on a "fully-disclosed" basis and receives commissions there from. In addition, commissions are earned on sales of mutual funds and other interests. The Company also trades in bonds realizing gains or losses on the difference between the cost and the ultimate sales price of the bonds.

Basis of Accounting
The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred, determined on a trade-date basis.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are recorded at cost. Depreciation and amortization are provided over the estimated useful lives of the assets.

Securities Transactions
Marketable securities are valued at market value, and securities not readily marketable would be valued at fair value as determined by management. All of the securities held at June 30, 2012 were valued at fair value and were considered marketable consistent with being classified as a Level 1 security in accordance with generally accepted accounting principles.

Income Taxes
The Company provides taxes on those due currently and those deferred to future periods as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
Management has evaluated events through August 27, 2012, the date on which the financial statements were available to be issued. No events have occurred subsequent to year-end that require adjustment to or disclosure in the financial statements.

2. INCOME TAXES

The following is a summary of income taxes for the year ended June 30, 2012:

	Franchise Tax	Federal	Total
Net income (loss) before taxes	$ (154,128)	$ (154,128)	
Net municipal bond interest income	-	(254,553)	
Non-deductible expenses	3,071	3,071	
Excess depreciation book over tax	31,676	12,329	
Deductible California franchise tax paid	-	(800)	
Allocated to Washington and Nevada	(7,000)	-	
Taxable income (loss)	(96,381)	(394,089)	
Franchise tax provision	$ 800	$ -	$ 800
Anticipated Federal tax recovery of previously paid Federal income tax	-	(100,647)	(100,647)
Change in deferred income taxes			(16,504)
Total income tax expense (credit)			$ (116,351)

The difference of depreciation deductions versus recorded depreciation and other timing differences result in a deferred tax liability totaling $16,532 at June 30, 2012.

Municipal bond interest income is reflected net of interest paid to carry municipal bonds.

3. NET CAPITAL REQUIREMENT

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.24 to 1 at June 30, 2012. Aggregate indebtedness and net capital change from day to day. However, the ratio is not to exceed 15 to 1.

At June 30, 2012, the Company had net capital as defined of $1,077,738, which is $977,738 in excess of the minimum capital requirement.

4. EXEMPTION FROM RULE 15C3-3

The Company is exempt from certain provisions of Rule 15c3-3 because it introduces its securities transactions on a fully-disclosed basis to a clearing broker-dealer, and does not hold funds or securities of customers.

5. LEASE COMMITMENTS

The Company has lease obligations for its premises in Walnut Creek, California through May 31, 2015 and Las Vegas, Nevada through August 31, 2014. In addition, the Company has a lease for telephone equipment through April 30, 2015. Lease commitments for the following five fiscal years are as follows:

Year Ended June 30:	Annual Occupancy Rents	Equipment Lease
2013	$ 358,399	$ 15,480
2014	368,294	15,480
2015	277,493	12,900
2016	-	-
2017	-	-

The Company also rents equipment on a month-to-month basis at various amounts from a party related to the principal stockholder. Rents paid to this party were $60,000 for the year ended June 30, 2012.

6. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Notes payable which are subordinated to claims of general creditors were as follows at June 30, 2012:

Maturity Date	Interest Rate	Payable	Due to
January 31, 2015	11.00%	$ 75,000	Stockholder
August 1, 2014	8.00%	70,000	Stockholder
June 16, 2015	Prime +2.25%	300,000	Unrelated party
		$ 445,000	

Prior written approval by the Financial Industry Regulatory Authority (FINRA). is required before any repayment of a subordinated debt. Such approval is contingent on the Company meeting the net capital requirements. (See Note 3).

7. INVESTMENTS

Firm trading securities are held for the market and are generally traded within a month of purchase. At June 30, 2012 these securities were as follows:

	June 30, 2012
Municipal bonds	$ 5,527,900
Other securities	140,779
	$ 5,668,679

In accordance with the Statement of Financial Accounting Standards No. 157 by the Financial Accounting Standards Board (FASB), fair values of the firm investments are categorized as follows:

Level 1	Quote prices in active markets	$ 5,668,679

8. PROFIT SHARING PLAN

A 401(k) defined contribution plan has been established for all eligible employees as defined in the plan agreement. The Company did not contribute to such plan during the year ended June 30, 2012 and, as such, incurred no related expense.

ALAMO CAPITAL

Schedule 1 - Computation of Net Capital Under Rule 15c-3

June 30, 2012

Stockholders' equity		$ 1,236,449	
Liabilities subordinated to claims of general creditors		445,000	
		1,681,449	
Non-allowable assets and charges against net capital			
Petty cash		5	
Prepaid expenses and deposits		30,580	
Income taxes recoverable, net		88,808	
Receivable from non-customers		22,234	
Other receivables		74,502	
Furniture and equipment		93,575	
		309,704	
Haircut on firm trading inventory and undue concentrations		294,007	
		603,711	
Net capital, as defined		1,077,738	(A)
Minimum requirement of net capital ($100,000 or 1/15 of aggregate indebtedness)		100,000	
Excess of net capital over requirement		$ 977,738	
Aggregate indebtedness			
Total liabilities	$ 6,367,757		
Less: subordinated capital	(445,000)		
Due to clearing broker-secured by firm trading securities	(5,668,679)		
		$ 254,078	(B)
Ratio of aggregate indebtedness to net capital (B/A)		0.24 to 1	

Reconciliation of computation of net capital from FOCUS Part II (A) as submitted by Company to audited amounts:

	Net Capital	Aggregate Indebtedness	Ratio
Amounts submitted by Company	$1,078,447	$ 253,369	0.24 to 1
Increase in accounts payable	(709)	(709)	
Rounding	-	-	
Audited amounts (above)	$1,077,738	$ 254,078	0.24 to 1

The accompanying notes are an integral part of these financial statements.



office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Alamo Capital
Walnut Creek, California

In planning and performing our audit of the financial statements and supplementary schedule of Alamo Capital, for the year ended June 30, 2012, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those

practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant* deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2012 to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory bodies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended for and should not be used for any other purpose.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 27, 2012